UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                        XM SATELLITE RADIO HOLDINGS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983759-10-1
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Christine J. Smith
                                 Vice President
                              AEA XM Investors Inc.
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 644-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 8, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 2 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,810,459(1)
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,810,459
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,810,459
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________


______________________________

1 The number of shares listed in this Amendment No. 5 reflects that as of June 30, 2003 the Issuer's Series C Preferred Stock was convertible into Class A Common Stock at a conversion price of $8.96 per share. The Issuer provides the Reporting Persons an updated calculation of the Series C Preferred Stock conversion price on a monthly basis and accordingly for purposes of this
Schedule 13D the number of shares of Class A Common Stock issuable upon conversion of the Series C Preferred Stock reflects the conversion price as of June 30, 2003.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 3 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors Inc.
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  10,810,459
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  10,810,459
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  10,810,459
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.1%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  CO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 4 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors I LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  948,841
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  948,841
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  948,841
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 5 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors II LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  7,339,175
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  7,339,175
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  7,339,175
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  5.6%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 6 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  274,732
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  274,732
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  274,732
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 7 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------
________________________________________________________________________________
     NAME OF REPORTING PERSON:
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
1
               AEA XM Investors IIA LLC
________________________________________________________________________________
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)       [_]
2    (b)       [X]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS:  OO
________________________________________________________________________________
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5    2(d) OR 2(e):                                                         [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
________________________________________________________________________________
  NUMBER OF    7    SOLE VOTING POWER:  2,247,711
   SHARES
BENEFICIALLY ___________________________________________________________________
  OWNED BY     8    SHARED VOTING POWER:  0
    EACH
 REPORTING   ___________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER:  2,247,711
    WITH     ___________________________________________________________________
               10   SHARED DISPOSITIVE POWER:  0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  2,247,711
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [X]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.8%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:  OO
________________________________________________________________________________

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 8 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------


                                    Preamble
                                    --------


     This Amendment No. 5 ("Amendment No. 5") relates to the Schedule 13D originally filed on August 18, 2000, as amended by Amendment No. 1 filed on March 23, 2001, Amendment No. 2 filed on February 19, 2002, Amendment No. 3 filed on July 10, 2002 and Amendment No. 4 filed on May 22, 2003 (the "Schedule 13D") by AEA Investors Inc. ("AEA Investors"), AEA XM Investors Inc., AEA XM Investors I LLC ("AEA XM I"), and AEA XM Investors II LLC ("AEA XM II" and, together with AEA XM I, the "AEA XM Entities"), AEA XM Investors IA LLC, a Delaware limited liability company ("AEA XM IA") and AEA XM Investors IIA LLC, a Delaware limited liability company ("AEA XM IIA", and together with AEA XM IA, the "New AEA Investors", and together with the AEA XM Entities, AEA XM Investors Inc. and AEA Investors, the "Reporting Persons"), in connection with (i) the purchase by the AEA XM Entities, on or about August 8, 2000, of an aggregate of 60,000 shares of Series C convertible redeemable preferred stock, par value $0.01 per share (the "Series C Preferred Stock") of XM Satellite Radio Holdings Inc. (the "Issuer"), which are convertible into shares of the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of the Issuer, and
(ii) the purchase by the New AEA Investors of an aggregate $7.7 million in initial value of the Issuer's and XM Satellite Radio Inc.'s ("XM Radio") 10% senior secured discount convertible notes due 2009 (the "Notes"), each as described in Item 3 of the Schedule 13D.

     The text of items 6 and 7, Schedule I and the Exhibit Index of Schedule 13D are hereby amended, supplemented, and, where indicated, restated, to reflect that effective as of July 8, 2003, in connection with Pierce J. Roberts, Jr.'s retirement from employment with AEA Investors and its affiliates, Mr. Roberts is no longer serving as the AEA XM Entities' or the New AEA Investors' designee on the Issuer's board of directors or any committee thereof or any of the Issuer's subsidiaries' boards of directors or any committee thereof.

     Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to such terms in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
        ------------------------------------------------------------------------

     Item 6 is hereby supplemented by adding the following at the end of the paragraph immediately following the "Director Designation Agreement" caption:

     Effective as of July 8, 2003, in connection with Pierce J. Roberts, Jr.'s retirement from employment with AEA Investors and its affiliates, Mr. Roberts is no longer serving as the AEA XM Entities' or the New AEA Investors' designee on the Issuer's board of directors or any committee

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 9 of 17 Pages
           -----------                                  ---  ---
-----------------------------                      -----------------------------


thereof or any of the Issuer's subsidiaries' boards of directors or any committee thereof. Based on information provided by the Issuer, the Reporting Persons believe that Mr. Roberts continues to serve as a director of the Issuer.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Item 7 is hereby supplemented to add the following:

         Exhibit No.         Description
         -----------         -----------

                17           Joint Filing Agreement, dated as of July 21, 2003.

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 10 of 17 Pages
           -----------                                  ----  ---
-----------------------------                      -----------------------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   July 21, 2003

                                AEA INVESTORS INC.

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President

                                AEA XM INVESTORS INC.

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM INVESTORS I LLC

                                By: XM Investors I LP, its Sole Member
                                By: AEA XM Investors Inc., its General Partner


                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM Investors II LLC

                                By: XM Investors II LP, its Sole Member
                                By: AEA XM Investors Inc., its General Partner


                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 11 of 17 Pages
           -----------                                  ----  ---
-----------------------------                      -----------------------------


                                AEA XM INVESTORS IA LLC

                                By: XM INVESTORS IA LP, its Sole Member
                                By: AEA XM INVESTORS INC., its General Partner

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM INVESTORS IIA LLC

                                By:  XM INVESTORS IIA LP, its Sole Member
                                By:  AEA XM INVESTORS INC., its General Partner

                                By: /s/ Roger Freeman
                                    ------------------
                                    Name:  Roger Freeman
                                    Title: President

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 12 of 17 Pages
           -----------                                  ----  ---
-----------------------------                      -----------------------------


Schedule I is hereby amended and restated in its entirety as follows:


                                                                      Schedule I
                                                                      ----------


                               AEA INVESTORS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS


Name; Citizenship                               Present Principal Occupation; Address
-----------------                               -------------------------------------

Philip H. Geier, Jr., Director                  Retired
United States Citizen                           Heron Tower, 70 East 55th Street, New York, New York 10022

Carl B. Hess, Director                          Chairman Emeritus AEA Investors Inc., a private equity firm, with a principal address United States Citizen at 65 East 55th Street, New York, New York 10022

John D. Macomber, Director                      Retired
United States Citizen                           c/o AEA Investors LLC, 65 East 55th Street, New York, New York 10022

Quek Poh Huat, Director                         President of Temasek Holdings (Private) Limited, an investment holding company, with
Citizen of Singapore                            a principal address at 60B Orchard Road, #06-18 Tower 2, The Atrium at Orchard,
                                                Singapore

Allen I. Questrom, Director                     Chairman & CEO of J.C. Penney Company, Inc., a consumer retail company, with a
United States Citizen                           principal address at 6501 Legacy Drive, Plano, Texas 75024

William A. Schreyer, Director                   Retired
United States Citizen                           c/o Merrill Lynch & Co. Inc., 800 Scudders Mill Road, Plainsboro, New Jersey 08536

John C. Whitehead, Director                     Chairman of Lower Manhattan Development Corporation, a joint State-City corporation
United States Citizen                           organized to revitalize Lower Manhattan, c/o AEA Investors LLC, 65 East 55th Street,
                                                New York, New York 10022

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 13 of 17 Pages
           -----------                                  ----  ---
-----------------------------                      -----------------------------



Vincent A. Mai, Chairman of the Board           Chairman of the Board and Chief Executive Officer of AEA Investors LLC, a private
and Chief Executive Officer                     equity firm, with principal address at 65 East 55th Street, New York, New York 10022
United States Citizen

Thomas P. Salice, Vice Chairman                 Vice Chairman of AEA Investors LLC
United States Citizen

John L. Garcia, President                       President of AEA Investors LLC
Citizen of United Kingdom                       c/o 78 Brook Street, London WIK 5EF

Michael J. Berendt, Vice President              Managing Director of AEA Investors LLC
United States Citizen

Brian R. Hoesterey, Vice President              Managing Director of AEA Investors LLC
United States Citizen

Donna C. Redel, Vice President                  Executive Vice President of AEA Investors LLC
United States Citizen

David Ryan, Vice President                      Operating Partner of AEA Investors LLC
Citizen of United Kingdom

Norman E. Wells, Jr., Vice President            Operating Partner of AEA Investors LLC; Chief Executive Officer of Sovereign
United States Citizen                           Specialty Chemicals, Inc., a specialty chemical developer and supplier, with a principal business address at 225 West Washington Street, Suite 2200, Chicago,
                                                Illinois 60606

Christine J. Smith, Vice President, Secretary   Vice President, Secretary and General Counsel of AEA Investors LLC
and General Counsel
United States Citizen

Murray Karp, Treasurer and Assistant            Treasurer and Assistant Secretary of AEA Investors LLC
Secretary
United States Citizen

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
 CUSIP No. 983759-10-1                              Page 14 of 17 Pages
           -----------                                  ----  ---
-----------------------------                      -----------------------------


                              AEA XM INVESTORS INC.

                        DIRECTORS AND EXECUTIVE OFFICERS




Name; Citizenship                               Present Principal Occupation; Address
-----------------                               -------------------------------------

Roger C. Freeman, Director, President           Managing Director of AEA Investors LLC, a private equity firm, with a principal
United States Citizen                           address at 65 East 55th Street, New York, New York 10022

Christopher P. Mahan, Vice President,           Director of AEA Investors LLC
Assistant Secretary and Treasurer
United States Citizen

Christine J. Smith, Vice President,             Vice President, Secretary and General Counsel of AEA Investors LLC
Secretary and Assistant Treasurer
United States Citizen

                                  SCHEDULE 13D

                                Index to Exhibits
                                -----------------


             Exhibit No.      Description
             -----------      -----------

                      11      Joint Filing Agreement, dated as of July 21, 2003.

                                                                      Exhibit 10
                                                                      ----------


                             Joint Filing Agreement
                             ----------------------

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13D (including any and all amendments thereto) with respect to the shares of Class A Common Stock, $0.01 par value, of XM Satellite Radio Holdings Inc., and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement.


Dated:   July 21, 2003

                                AEA INVESTORS INC.

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President

                                AEA XM INVESTORS INC.

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM INVESTORS I LLC

                                By: XM Investors I LP, its Sole Member
                                By: AEA XM Investors Inc., its General Partner


                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM Investors II LLC

                                By: XM Investors II LP, its Sole Member
                                By: AEA XM Investors Inc., its General Partner


                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President

                                AEA XM INVESTORS IA LLC

                                By: XM INVESTORS IA LP, its Sole Member
                                By: AEA XM INVESTORS INC., its General Partner

                                By: /s/ Roger Freeman
                                    --------------------------------
                                    Name: Roger Freeman
                                    Title: President


                                AEA XM INVESTORS IIA LLC

                                By:  XM INVESTORS IIA LP, its Sole Member
                                By:  AEA XM INVESTORS INC., its General Partner

                                By: /s/ Roger Freeman
                                    ------------------
                                    Name:  Roger Freeman
                                    Title: President